EXHIBIT 99.5

Press Release

Stéphane Michel Appointed President
Gas, Renewables & Power at Total

Paris, March 9, 2021 – As of March 1, 2021, Stéphane Michel is President Gas, Renewables & Power (GRP) and a Total Executive Committee member, a position previously held by Philippe Sauquet, who has exercised his retirement rights.

Since January 2014, Stéphane Michel had been SVP Middle East & North Africa, Exploration & Production. Laurent Vivier succeeded him in this position in January 2021.

“The Gas, Renewables & Power segment has a key role to play in the growth, value creation and transformation of Total into a broad energy company. We are very pleased to welcome Stéphane Michel to the Executive Committee,” commented Patrick Pouyanné, Chairman & CEO of Total. “I would also like to thank very warmly Philippe Sauquet for his 30 years at Total, and the major role he has played since 2016 in the creation and sustained development of Total’s Gas, Renewables & Power segment.”

Total’s Executive Committee now consists of:

●	Patrick Pouyanné, Chief Executive Officer
●	Arnaud Breuillac, President, Exploration & Production
●	Helle Kristoffersen, President Strategy-Innovation
●	Stéphane Michel, President, Gas, Renewables & Power
●	Bernard Pinatel, President, Refining & Chemicals
●	Jean-Pierre Sbraire, Chief Financial Officer
●	Namita Shah, President, People & Social Responsibility
●	Alexis Vovk, President, Marketing & Services

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Stéphane Michel

Since January 2014, Stéphane Michel had been SVP Middle East & North Africa, Exploration & Production. Before that, he was the Managing Director of Total E&P Qatar (2012-2014) and Total E&P Libya (2011). Stéphane Michel joined the Group in 2005, working for Downstream Asia, based in Singapore.

Stéphane Michel was born in 1973 and is a graduate of École Polytechnique (1994) and École des Mines de Paris (1997). He served as Energy Advisor to the French Finance Minister (2002-2004).

Laurent Vivier

Laurent Vivier began his career within Total in 1996 in the Group's Trading activity. Responsible for trading activities in LPG (liquefied petroleum gas) and then in natural gas for Europe and North America, he held positions in Paris, Geneva, London and Houston. In 2015, he was appointed Senior Vice President Gas of Total, thereby supporting Total's growth in LNG (liquefied natural gas).

Laurent Vivier was born in 1970 and is a graduate of EDHEC School of Business as well as the London School of Economics & Political Science.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

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Investor Relations: +44 (0)207 719 7962 l ir@total.com

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